

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2022

Kelly Deck
Chief Financial Officer
Inhibrx, Inc.
11025 N. Torrey Pines Rd.
Suite 200
La Jolla, CA 92037

       Re: Inhibrx, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed February 28, 2022
          Form 10-Q for the Fiscal Quarter Ended June 30, 2022
          Filed August 8, 2022
          File No. 001-39452

Dear Kelly Deck:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Life Sciences